EXHIBIT 99.1

QUANTUM BIOPHARMA ANNOUNCES THAT SENTINEL DOSING HAS STARTED THE PHASE-1 MULTIPLE ASCENDING DOSE CLINICAL TRIAL FOR LUCID-21-302 (LUCID-MS) IN AUSTRALIA

Toronto, ON – October 29, 2024 – Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, today announces through its subsidiary, HUGE Biopharma Australia Pty Ltd., that sentinel dosing has started its trial entitled “A Phase 1, Randomised, Double-Blind, Placebo-Controlled, Multiple Ascending Dose Study to Evaluate the Safety and Pharmacokinetics of Lucid-21-302 in Healthy Adult Participants.”

“We are thrilled that sentinel participants have received their first doses of Lucid-21-302. This marks an important step in advancing the Lucid-21-302 clinical development program in multiple sclerosis,” said Dr. Andrzej Chruscinski, Vice-President, Scientific and Clinical Affairs at Quantum Biopharma.

Prof. Lakshmi Kotra said, “This brings us one step closer to the human phase-2 efficacy trials with Lucid-21-302 and is an important one. We strongly believe it will prove to be a potentially promising therapeutic when it advances into phase-2 efficacy clinical trials for the treatment of degenerative condition in multiple sclerosis”. Prof. Kotra serves on the board of Quantum BioPharma and discovered Lucid-21-302.

Corporate Update

Quantum BioPharma has retained the services of AGORA Internet Relations Corp. (“Agoracom”), Independent Trading Group (“ITG”), Buyins, Inc. (“Buyins”) and Stockjock.com LP (“Stockjock”) who will each play a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants. Management has made this decision following a thorough review of capital on hand and allocated these resources to the following companies it has engaged to conduct Investor Relations Activities (as defined in the policies of the Canadian Securities Exchange) on its behalf.

Agoracom, based at 505 Consumers Rd, North York, Canada has been engaged for an initial period of 3 months, for C$25,000, with either party having the right to terminate the engagement upon providing 30-days’ notice.

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ITG will trade shares of the Company on the Canadian Securities Exchange to maintain an orderly market, improve the liquidity of the Company’s shares and provide the Company with market intelligence. Under the terms of the agreement, ITG will receive a fee of C$7,500 per month for a minimum period of 3 months. After the initial 3 month period, the agreement may be terminated by the Company at any time upon 30 days written notice. The Company and ITG are unrelated entities. ITG has no present, direct or indirect interest in the Company or its securities. There are no performance factors in the agreement, and ITG will not receive shares or options as compensation. ITG is a member of the Investment Industry Regulatory Organization of Canada. Accordingly, ITG can access all Canadian Stock Exchanges and Alternative Trading Systems.

Buyins based at 417 Orchid Avenue, Corona del Mar, CA has been engaged for a period of 1 month, for USD$15,000, with either party having the right to terminate the engagement upon providing 10-days notice.

Stockjock based at 22287 Mullholland Hwy., Calabasas, CA has been engaged for 3 events, for USD$15,000, with either party having the right to terminate the engagement upon providing 10-days notice.

About Quantum BioPharma Ltd.

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented UNBUZZD™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), led by industry veterans. Quantum BioPharma retains ownership of 25.71% (as of June 30, 2024) of Celly Nutrition at www.unbuzzd.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd ™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Additionally, Quantum BioPharma retains a large tax loss carry forward of approximately C$130 million and could be utilized in the future to offset tax payable obligations against future profits. Quantum BioPharma retains 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

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Forward-Looking Information

This press release contains certain “forward-looking statements” within the meaning of applicable Canadian securities law. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “believes”, “anticipates”, “expects”, “is expected”, “scheduled”, “estimates”, “pending”, “intends”, “plans”, “forecasts”, “targets”, or “hopes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “will”, “should” “might”, “will be taken”, or “occur” and similar expressions) are not statements of historical fact and may be forward-looking statements. The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company’s focus on the research and development of Lucid-MS to prevent and reverse myelin degradation; the Company’s Lucid-21-302 clinical development program in multiple sclerosis advancing towards human phase-2 efficacy trials; the Company’s intention to utilize its large tax loss to offset future tax payable obligations against future profits; the Company’s intention to retain 100% of the rights to develop products for pharmaceutical and medical uses; the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; the Company’s belief that its share price does not affect its current financial position and recent operational improvements and that a strong cash and cash equivalents provide a solid foundation for operations and potential growth opportunities; Agoracom, ITG, Buyins, and Stockjock playing a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants; Agoracom being engaged by the Company for a period of three months; ITG trading shares of the Company on the CSE to maintain an orderly market, improve the liquidity of the Company’s shares, and providing the company with market intelligence; Buyins being engaged by the company for a period of one month; and Stockjock being engaged by the Company for three events.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: the Company’s assessment of market conditions, its ability to gain market share, and its potential competitive edge are accurate; the Company will have the ability to carry out its plans with respect to its new innovation and offerings, including its ability to conduct research and development of Lucid-MS; the Company’s Lucid-21-302 clinical development program in multiple sclerosis will advance towards human phase-2 efficacy trials; the Company will retain 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses; the Company will seek new business opportunities; the Company will increase efficiency in its processes and partnerships; the Company will have the ability to carry out its other goals and objectives; the Company is accurate in its belief that its share price does not current financial position and recent operational improvements; that a strong cash and cash equivalents will provide a solid foundation for operations and potential growth opportunities; Agoracom, ITG, Buyins, and Stockjock will play a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants; Agoracom will be engaged by the Company for a period of three months; ITG will be trading shares of the Company on the CSE to maintain an orderly market, improve the liquidity of the Company’s shares, and provide the company with market intelligence; Buyins will be engaged by the company for a period of one month; and Stockjock will be engaged by the Company for three events.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company being inaccurate in its belief that its share price does not current financial position and recent operational improvements; and that a strong cash and cash equivalents will not provide a solid foundation for operations and potential growth opportunities; the Company’s inability to carry out its plans with respect to its new innovation and offerings; the Company’s inability to utilize its tax loss; the Company’s inability to retain 100% of the rights to develop products for pharmaceutical or medical uses; the Company’s inability to enhance its product development capabilities and/or maintain a portfolio of strategic investments; the Company’s Lucid-21-302 clinical development program in multiple sclerosis not advancing towards human phase-2 efficacy trials; Agoracom, ITG, Buyins, and Stockjock not playing a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants; Agoracom not being engaged by the Company for a period of three months; ITG not trading shares of the Company on the CSE to maintain an orderly market, improve the liquidity of the Company’s shares, or provide the company with market intelligence; Buyins not being engaged by the company for a period of one month; Stockjock not being engaged by the Company for three events; and the risks discussed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, final  short  form  base  shelf  prospectus dated December 22, 2023 and registration  statement  on  Form  F-3 containing a base shelf prospectus, each  under the heading “Risk  Factors”. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list is not exhaustive. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect the Company’s expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events, or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts:

Quantum BioPharma Ltd.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board

Email: Zsaeed@quantumbiopharma.com

Telephone: (416) 854-8884

Investor Relations

Email: ir@quantumbiopharma.com, info@quantumbiopharma.com

Website: www.quantumbiopharma.com

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